

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Atara Dzikowski
Chief Executive Officer
Samsara Luggage, Inc.
One University Plaza
Suite 505
Hackensack, NJ 07601

> **Re: Samsara Luggage, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2021**
> **File No. 333-257632**

Dear Ms. Dzikowski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note that your common stock is currently quoted on the OTC Pink marketplace. Please revise to clarify that the selling stockholders will sell at a fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald Field at 202-551-3680 or Jacqueline Kaufman at 202-551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services